

Oso Pequeno LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.5%

Target Raise Amount: $250,000

Offering End Date: Dec 21, 2021

Repayment Period: 7 years (84 months)

Minimum Raise Amount: $50,000

Company Details:

Name: Oso Pequeno LLC

Founded: 2019

Address: 2875 18th St.
San Francisco, CA 94110

Industry: Full-Service Restaurant

Employees: 21

Website: https://www.ositosf.co/

Use of Funds Allocation:

If the maximum raise is met:

(75.0%) $187,500 – Construction Completion Costs
(21.5%) $ 53,750 – Working Capital
(3.5%) $ 8,750 – SMBX capital raise fee

Social:

Facebook: 500 Followers
Instagram: 1.9K Followers





Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$318,434	$35,810
Cash & Cash Equivalents	$1,301	$33,810
Accounts Receivable	$0	$0
Short-term Debt	$35,188	$0
Long-term Debt	$0	$0
Revenues / Sales	$26,136	$582
Cost of Goods Sold	$14,745	$216
Taxes & licenses	$0	$0
Net Income	($63,337)	($14,289)

Recognition:

Oso Pequeno LLC's Executive Chef and Owner Seth Stowaway has been awarded three stars from the SF Chronicle and The Bar Agricole Group remained on the top 100 best restaurants list for every year that Seth was in residence.

About:

Previously hosted in pop-up format, **Osito** will be Oso Pequeno LLC's permanent location in the Mission District of San Francisco. Osito is a community driven, live fire restaurant run by Executive Chef and Owner Seth Stowaway, who has been awarded three stars from the SF Chronicle.

Seth Stowaway has an esteemed 15-year Bay Area culinary background, including positions on the opening team of Bar Agricole under Chef Brandon Jiu, and as executive chef of the Bar Agricole Group, running operations at Bar Agricole, Trou Normand and Obispo Rum Bar. Seth wanted to be of service to people, engaging them in something special via Osito through his passion for cooking and community.

For more information, contact our Customer Support Team at support@thesmbx.com

